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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Dated: August 17, 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
                                                 ----

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


                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   August 17, 2006                    By: /s/ Karen L. Dunfee
                                               ------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

                                 FORM 51-102F3
                            MATERIAL CHANGE REPORT

ITEM 1        NAME AND ADDRESS OF COMPANY

              Teck Cominco Limited
              Suite 600 - 200 Burrard Street
              Vancouver, British Columbia
              V6C 3L9

ITEM 2        DATE OF MATERIAL CHANGE

              August 15, 2006

ITEM 3        NEWS RELEASE

              Press releases with respect to the material change described herein were issued on August 15, 16 and 17, 2006 via CCN Matthews and Canada Newswire and filed on SEDAR. Copies of the press releases are attached hereto as Schedules "A", "B" and "C".

ITEM 4        SUMMARY OF MATERIAL CHANGE

              On August 15, 2006, Teck Cominco Limited ("TECK") announced that a syndicate of underwriters would conduct overnight marketing for an offering (the "EQUITY OFFERING") of not less than C$5.725 billion in Teck Class B subordinate voting shares (the "TECK SUBORDINATE VOTING SHARES") and that assuming the successful marketing of the Equity Offering, Teck intended to amend the cash and share components of its offer (the "INCO OFFER") to acquire all of the common shares of Inco Limited ("INCO") to provide consideration with an aggregate value of C$89.00 per Inco share.

              On  August  16,  2006,  Teck  Cominco   announced  that  it  was
              withdrawing the Equity Offering and that the Inco Offer would expire at midnight (Toronto time) August 16, 2006.

              On August 17, Teck Cominco announced that at the time of expiry of the Inco Offer, the minimum tender condition in the Inco Offer had not been satisfied.

ITEM 5        FULL DESCRIPTION OF MATERIAL CHANGE

              On August 15, 2006, Teck announced that a syndicate of underwriters would conduct overnight marketing for an equity offering of not less than C$5.725 billion in Teck Subordinate Voting Shares.

              Assuming the successful marketing of the Equity Offering, Teck intended to amend the cash and share components of the Inco Offer to provide consideration with an aggregate value of C$89.00 per Inco share. The amended Inco Offer was to have been Teck's best and final offer for Inco. Inco shareholders would be able to elect to receive either cash or Teck Subordinate Voting Shares and $0.05, in each case subject to pro ration. At full pro ration, depending on the results of the Equity Offering, the amended Inco Offer was expected to consist of not less than C$71.20 per share, or 80% of the total consideration, in cash and no more than 20% of the total consideration in Teck Subordinate Voting Shares. As amended, the Inco Offer would expire on or about August 30, 2006.

              The closing of the Equity Offering was to have been subject to all of the conditions of the amended Inco Offer having been satisfied or waived and Teck having announced that it intends to take up the common shares of Inco tendered to the amended Inco Offer and to pay for such shares within three business days of taking up such shares.

              Assuming successful marketing of the Equity Offering, the conditions of the amended Inco Offer would have included, among others, the condition that the common shares of Inco representing, together with the shares of Inco owned, directly or indirectly, by Teck and its affiliates, not less than 662/3% of the total outstanding shares of Inco (calculated on a fully diluted basis) shall have been validly deposited under the amended Inco Offer and not withdrawn, and more than 50% of the shares of Inco held by independent shareholders shall have been deposited or tendered to the amended Inco Offer and not withdrawn.

              Teck Cominco filed a preliminary prospectus in Canada and a registration statement in the United States under the Canadian-U.S. multi-jurisdictional disclosure system in respect of the Equity Offering on August 15, 2006.

              On  August  16,  2006,  Teck  Cominco   announced  that  it  was
              withdrawing the Equity Offering and that the Inco Offer would expire at midnight (Toronto time) August 16, 2006.

              On August 17, Teck Cominco announced that at the time of expiry of the Inco Offer, the minimum tender condition in the Inco Offer had not been satisfied.

ITEM 6        RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

              Confidentiality is not requested.

ITEM 7        OMITTED INFORMATION

              Not applicable.

ITEM 8        EXECUTIVE OFFICER

              For  further   information  contact  Peter  Rozee,  Senior  Vice
              President, Commercial Affairs of Teck Cominco Limited at the above-mentioned address or by telephone at (604) 640-5223.


The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 17th day of August, 2006.


                                 TECK COMINCO LIMITED


                                 /s/ Peter Rozee
                                 ----------------------------------------------
                                 By:  Peter Rozee
                                      Senior Vice President, Commercial Affairs

                                  SCHEDULE A


                                                         EXTERNAL NEWS RELEASE
                                                                      06-40-TC

FOR IMMEDIATE RELEASE:     August 15, 2006


                    TECK COMINCO ANNOUNCES EQUITY OFFERING
                    - CONDITIONAL ON ACQUISITION OF INCO -

Vancouver,  August 15, 2006 - Teck Cominco Limited (TSX - TCK.A; TCK.B; NYSE -
TCK) today announced that it has retained a syndicate of underwriters led by BMO Capital Markets, Merrill Lynch Canada Inc., TD Securities Inc. and CIBC World Markets Inc. to conduct overnight marketing for an offering of not less than C$5.725 billion in Teck Cominco Class B subordinate voting shares. Closing of the offering will be conditional on Teck Cominco acquiring not less than 662/3% of the shares of Inco Limited (TSX, NYSE - N) (calculated on a fully diluted basis), pursuant to an amended offer for Inco.

Upon successful marketing of the equity offering, Teck Cominco intends to amend its cash and share offer to acquire all of the outstanding shares of Inco to provide for consideration with an aggregate value of C$89.00 per Inco share. Inco shareholders will be able to elect to receive either cash or Teck Cominco Class B subordinate voting shares and C$0.05, in each case subject to proration. At full proration, the amended offer for Inco is expected to consist of not less than $71.20 per share, or 80% of total consideration, in cash and not more than 20% in Teck Cominco Class B subordinate voting shares. The actual proportions of cash and shares at full proration will depend on the net proceeds of the equity offering. The amended offer will be Teck Cominco's best and final offer for Inco, is expected to expire on or about August 30, 2006, and will not be further extended unless at least 662/3% of Inco shares, (calculated on a fully diluted basis) are tendered on or prior to that date.

The results of the equity offering are expected to be announced on Wednesday August 16.

Teck Cominco has filed a preliminary prospectus in Canada and a registration statement in the United States under the Canadian-U.S. multi-jurisdictional disclosure system in respect of the equity offering. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

This press release is not, and should not be construed as, an offer to sell or a solicitation of an offer to buy securities in any jurisdiction.

ABOUT TECK COMINCO

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

IMPORTANT NOTICE

This press release may be deemed to be solicitation material in respect of Teck Cominco's tender offer for the shares of Inco. On May 23, 2006, Teck Cominco has filed the following documents with the Securities and Exchange Commission ("SEC") in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE T-O AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. These documents will be available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver, British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604) 687-1117, or by email to: info@teckcominco.com.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 and forward-looking information as defined in the SECURITIES ACT (ONTARIO). Forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck
Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management's expectations concerning the company, including after its proposed acquisition of Inco, with respect to, among other things, the size and quality of the company's development projects, mineral reserves and mineral resources, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, expected synergies and cost savings from the proposed acquisition of Inco, including the timing thereof, and the financial results, cash flows and operations of the company, including following the company's proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco's and Inco's development projects and other operations, the availability of financing for Teck Cominco's and Inco's development projects on reasonable terms, Teck Cominco's and Inco's respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco's and Inco's reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, future commodity prices, production of commodities by the company, Inco and their respective competitors, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued pursuant to the proposed equity offering and in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco /Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, business and economic conditions in the principal markets for the companies' products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco's and Inco's reports filed with the US Securities and Exchange Commission ("SEC").

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

A copy of a written prospectus meeting the requirements of Section 10 of the US Securities Act of 1933 can be obtained from:

BMO Capital Markets (Canada)
1 First Canadian Place
Toronto, Ontario
M5X 1H3
(416) 363-6996, Ext 224

BMO Capital Markets (US)
3 Times Square, 27th Floor
New York, New York, 10036
(212) 702-1969

Merrill Lynch Canada Inc.
181 Bay Street, Suite 400
Toronto, Ontario  M5J 2V8
(416) 369-7666

Merrill Lynch & Co., Inc (US)
4 World Financial Center - FI 05
New York, New York, 10080
(212) 449-4600

TD Securities Inc (Canada)
222 Bay Street, Ernst & Young Tower
Toronto, Ontario
M5K 1A2;
(416) 982-2059

TD Securities (US)
31 West 52nd Street
New York, NY 10019
(212) 827-7879

CIBC World Markets Inc (Canada)
161 Bay Street, BCE Place
P. O. Box 500 Toronto, Ontario
M5J 2S8
416-594-7750

CIBC World Markets Corp. (U.S.)
300 Madison Avenue
New York, New York 10017
212-667-7163

Company contact:
RON MILLOS
Senior Vice President Finance and Chief Financial Officer
Teck Cominco Limited
(604) 687-1117
ron.millos@teckcominco.com

                                  SCHEDULE B


                                                         EXTERNAL NEWS RELEASE
                                                                      06-41-TC

FOR IMMEDIATE RELEASE:     August 16, 2006


                    TECK COMINCO WITHDRAWS EQUITY OFFERING

Vancouver,  August 16, 2006 - Teck Cominco Limited (TSX - TCK.A; TCK.B; NYSE -
TCK) today announced that its proposed equity offering announced yesterday will not proceed. Teck will not be amending its outstanding offer to acquire all of the outstanding common shares of Inco Limited. Teck's offer for Inco will expire at midnight (Toronto time) on August 16, 2006.

Teck Cominco President and Chief Executive Officer Don Lindsay said: "While we received strong support from a large number of institutional investors, in the end we could not complete the proposed equity offering on terms that made sense for Teck Cominco. Accordingly, we will not amend or extend our bid for Inco. We will now pursue some of the many other opportunities we see to grow Teck Cominco and to add value for our shareholders, both through enhancements to our existing assets and through acquisitions."

ABOUT TECK COMINCO

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

IMPORTANT NOTICE

This press release may be deemed to be solicitation material in respect of Teck Cominco's tender offer for the shares of Inco. On May 23, 2006, Teck Cominco filed the following documents with the Securities and Exchange
Commission ("SEC") in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE T-O AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. These documents will be available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver, British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604) 687-1117, or by email to: info@teckcominco.com.

Investor contact:

RONALD A. MILLOS
Sr. Vice President Finance and CFO
Teck Cominco Limited
(604) 685 3003

                                  SCHEDULE C

                                                         EXTERNAL NEWS RELEASE
                                                                      06-42-TC

FOR IMMEDIATE RELEASE:     August 17, 2006


                  TECK COMINCO ANNOUNCES EXPIRY OF INCO OFFER

Vancouver,  August 17, 2006 - Teck Cominco Limited (TSX - TCK.A; TCK.B; NYSE -
TCK) announced today that its offer to acquire all of the outstanding common shares of Inco Limited expired at midnight (Toronto time) on August 16, 2006. At the time of expiry, the minimum tender condition in the offer had not been satisfied, and the offer is therefore terminated. Teck Cominco has instructed CIBC Mellon Trust Company, the depositary for the offer, to promptly return all shares tendered.

IMPORTANT NOTICE

This press release may be deemed to be solicitation material in respect of Teck Cominco's tender offer for the shares of Inco. On May 23, 2006, Teck Cominco has filed the following documents with the Securities and Exchange Commission ("SEC") in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE T-O AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. These documents will be available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver, British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604) 687-1117, or by email to: info@teckcominco.com.

                                    - 30 -

For further information contact:

DOUG HORSWILL
Sr. Vice President Enviro. & Corp. Aff.
Teck Cominco Limited
(604) 687-1117
doug.horswill@teckcominco.com